Exhibit 99.16

MAVERIX PROPOSES SHARE CONSOLIDATION TO SEEK U.S. LISTING

April 23, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is proposing a consolidation of its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidation Common Share for every two (2) pre-consolidation Common Shares (the “Consolidation”).

“A consolidation would allow Maverix to pursue a dual listing on a U.S. stock exchange, which is consistent with our strategy of expanding our potential shareholder base”, said President and CEO Dan O’Flaherty. “This would be an exciting step in the growth of the Company.”

The Company currently has 215,896,666 issued and outstanding Common Shares. If approved at the Company’s upcoming Annual General and Special Meeting of Shareholders (the “AGM”), the Consolidation would reduce the issued and outstanding Common Shares to approximately 107,948,333 Common Shares. The exercise or conversion price of outstanding stock options and warrants would be proportionately adjusted based on the consolidation ratio. The proposed Consolidation is also subject to approval by the TSX Venture Exchange.

Full details regarding the proposed Consolidation are included in the information circular mailed on April 23, 2019 to all Maverix shareholders of record as of April 4, 2019 and posted on www.sedar.com in connection with the Company’s AGM, which is scheduled to be held on Tuesday, May 14, 2019. No assurances can be given that the Company will be successful in achieving a listing of its securities on a U.S. exchange.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of a consolidation of the Company’s common shares, the Company successfully listing on a U.S. stock exchange, the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.